================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               M-I RETIREMENT PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                    411 NORTH SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060


================================================================================

                                                                                                        Sequentially
                                                                                                          Numbered
                                                                                                            Page
                                                                                                       ---------------
Index to Financial Statements and Supplementary Information:

   Independent Auditors' Report                                                                                3

 Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                                                          4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2002                                                        5

   Notes to Financial Statements                                                                               6

Supplemental Schedules:

   Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2002                       11

   Schedule G, part 3-Schedule of Nonexempt Transactions                                                      12


Exhibits:

   23.1 - Independent Auditors' Consent                                                                       15

   99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of
          the Sarbanes-Oxley Act of 2002                                                                      16

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of the
M-I Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Administrative Committee. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


Houston, Texas
June 25, 2003

                               M-I RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001



                                                        2002            2001
                                                     ------------   ------------
ASSETS:
   Investments, at fair value                        $154,142,919   $150,652,728
                                                     ------------   ------------

   Receivables-
     Company contributions                              1,979,270      5,745,466
     Participant contributions                                 --        606,895
                                                     ------------   ------------

            Total receivables                           1,979,270      6,352,361
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $156,122,189   $157,005,089
                                                     ============   ============



   The accompanying notes are an integral part of these financial statements.

                               M-I RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2001                  $ 157,005,089
                                                                             -------------

ADDITIONS:
   Income (loss)-
     Interest and dividend income                                                4,230,442
     Net appreciation in fair value of Smith common stock investment             2,729,820
     Net depreciation in fair value of registered investment company funds     (18,007,530)
                                                                             -------------

                                          Net investment loss                  (11,047,268)
                                                                             -------------

   Contributions-
     Company, net of forfeitures                                                 7,189,975
     Participant                                                                10,259,105
     Rollover and other                                                            784,976
                                                                             -------------

                                          Total contributions                   18,234,056
                                                                             -------------

                                          Total additions                        7,186,788
                                                                             -------------

DEDUCTIONS:
   Benefits paid to participants                                                 7,995,579
   Administrative expenses                                                          74,109
                                                                             -------------

                                          Total deductions                       8,069,688
                                                                             -------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                            (882,900)
                                                                             -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2002                  $ 156,122,189
                                                                             =============



    The accompanying notes are an integral part of this financial statement.

                               M-I RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the M-I Retirement Plan (the "Plan"), formerly known as the M-I L.L.C. Profit Sharing and Savings Plan, provides only general information about the Plan's provisions in effect for the plan year ended December 31, 2002. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan of M-I L.L.C. (the "Company"). The Company is a majority-owned subsidiary of Smith International, Inc. ("Smith"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence on the first day of the first month following the date of hire. There is no minimum age requirement under the Plan.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

Participants may elect to contribute voluntarily, in 0.5 percent increments, from 0.5 percent to 15 percent of their compensation, subject to a maximum amount of $11,000 during 2002 under Section 402(g) of the Internal Revenue Code of 1986, as amended (the "Code").

At its discretion, the Company may provide contributions to the Plan for each participant equal to three percent of the participant's compensation during the Plan year (the "Basic Contribution"). The Company may also provide a 100 percent matching contribution of the first 1.5 percent of a participant's contribution (the "Matching Contribution"). For 2002, the Company made a Basic Contribution equal to three percent of the participant's compensation during the Plan year and a Matching Contribution equal to 100 percent of the first 1.5 percent of a participant's contribution.

In addition, with respect to each Plan year, the Company may contribute to the Plan profit-sharing contributions (the "Profit-Sharing Contribution") in such amounts, if any, as determined by the Company and approved and ratified by the Company's board of directors. For 2002, the Company made a Profit-Sharing Contribution equal to 25 percent of a participant's contributions less the Matching Contribution, subject to certain limitations.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and the Company.

Compensation

Compensation, as defined in the Plan, includes cash compensation paid by the Company to participants during the Plan year and is included in the employee's gross income under the Code, including regular or base salary, wages, commissions, overtime, bonuses, non-deferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude payments made in connection with termination of employment, benefits paid or credited under the Plan and compensation deferred under various plans maintained by the Company.

Investment Options

Participants have the option of investing their contributions and the Company's Basic, Matching and Profit-Sharing Contributions among one or all of the seven registered investment company funds, a common/collective trust offered by the Vanguard Group of Investment Companies (the "Vanguard Funds") and the common stock of Smith. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including Smith common stock, at any time.

Administrative Expenses

The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.

Plan Termination

The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Company. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Company and limited to the participant's vested account balance.

In the event that a participant terminates employment with the Company, the participant's vested balances will be distributed at the participant's election or distributed if the account balance is less than $5,000. Forfeitures are applied first to reinstate the participant's previously forfeited amounts if the participant is reemployed by the Company within five years. During 2002, forfeitures of $571,733 and $74,109 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2002 and 2001, totaled $20,607 and $3,126, respectively.



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Smith stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.

The Vanguard Retirement Savings Trust is a common/collective trust investing primarily in guaranteed investment contracts ("GICS"). The GICS are fully benefit responsive and are recorded at contract value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The effective yield of the collective trust fund was 4.72 percent for the year ended December 31, 2002. The average crediting interest rate at December 31, 2002 was 4.95 percent.

Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sale are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Participant Account Valuation

The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant's account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant's account balance in each fund, after reducing the participant's account for distributions, if any.

Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.

3.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on January 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

4.   RISKS AND UNCERTAINTIES

The Plan provides for various investments in Smith common stock, registered investment company funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

                                             2002     2001
                                           -------  -------
Balanced Funds (Stocks and Bonds)           35.7%    35.4%
Domestic Stock Funds                        24.2     29.1
Guaranteed investment contracts             15.2     10.8
Short-Term Investments                       9.9      9.7
Smith International, Inc. common stock       6.3      8.2
Participant loans                            4.3      4.0
Bond Funds                                   3.2      1.5
International Stock Funds                    1.2      1.3
                                           -----    -----
                                           100.0%   100.0%
                                           =====    =====

5.   RELATED-PARTY TRANSACTIONS

The Plan invests in shares of common stock of Smith. As Smith is the majority owner of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

6.   INVESTMENTS

Individual investments, which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                            2002           2001
                                         -----------   -----------
Vanguard Wellington Fund                 $55,087,156   $52,324,632
Vanguard Retirement Savings Trust         23,462,279    16,552,333
Vanguard PRIMECAP Fund                    16,427,023    20,263,786
Vanguard Prime Money Market Fund          15,320,076    14,962,618
Vanguard Windsor Fund                     11,012,154    13,136,016
Smith International, Inc. common stock     9,755,165    12,535,505
Vanguard 500 Index Portfolio Fund          9,570,164    10,339,251


7.   NONEXEMPT TRANSACTIONS

As reported on Schedule G, part 3-Schedule of Nonexempt Transactions, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

                               M-I RETIREMENT PLAN
                                 EIN: 76-0434986


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2002



                                                                                                                       Current
                Identity of Issue                          Description of Investment                 Cost               Value
------------------------------------------------     -----------------------------------             ----            -----------
Smith International, Inc. (a)                        Smith International, Inc. common stock          (b)              $9,755,165

Vanguard Group of
   Investment Companies (a)                          Vanguard 500 Index Portfolio Fund               (b)               9,570,164

Vanguard Group of
   Investment Companies (a)                          Vanguard International Growth Fund              (b)               1,848,820

Vanguard Group of
   Investment Companies (a)                          Vanguard Long-Term Corporate Fund               (b)               5,004,672

Vanguard Group of
   Investment Companies (a)                          Vanguard Prime Money Market Fund                (b)              15,320,076

Vanguard Group of
   Investment Companies (a)                          Vanguard PRIMECAP Fund                          (b)              16,427,023

Vanguard Group of
   Investment Companies (a)                          Vanguard Retirement Savings Trust               (b)              23,462,279

Vanguard Group of
   Investment Companies (a)                          Vanguard Wellington Fund                        (b)              55,087,156

Vanguard Group of
   Investment Companies (a)                          Vanguard Windsor Fund                           (b)              11,012,154

The Plan (a)                                         Participant loans (highest and lowest
                                                        interest rates are 10.50% and 4.75%,
                                                        respectively)                                (b)               6,655,410
                                                                                                                    ------------
                                                                                                                    $154,142,919
                                                                                                                    ============


a)  Identified as a party in interest.
b)  Cost omitted for participant-directed investments.

                               M-I RETIREMENT PLAN
                                 EIN: 76-0434986

            SCHEDULE G, PART 3 - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



                      Relationship to
                      Plan, Employer                                                                                 Interest
 Identity of            or Other                                                                      Amount         Incurred
Party Involved       Party in Interest                  Description of Transactions                   Loaned          on Loan
--------------       -----------------          -------------------------------------------------    ----------      --------
                                                Dueto procedural
                                                   deficiencies, there was
                                                   one untimely remittance of
                                                   contributions to the Plan.

M-I L.L.C.              Employer                Lending of monies from the Plan to the employer
                                                  (contributions not timely remitted to the Plan)
                                                  as follows-
                                                    Deemed loan dated April
                                                        26, 2002, maturity of
                                                        May 23, 2002, with
                                                        interest of 5.86
                                                        percent in the
                                                        quarter outstanding
                                                                                                        $  623,874       $2,666*

* The employer remitted interest to the Plan subsequent to Plan year-end.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 26, 2003


                      M-I RETIREMENT PLAN

                      By:    Administrative Committee for the
                             M-I Retirement Plan



                      By:    /s/ GERI D. WILDE

                             Geri D. Wilde
                             Assistant Treasurer

                                  EXHIBIT INDEX



   Exhibit
    Number            Description
   -------            -----------
     23.1             Independent Auditors' Consent

     99.1             Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
                      to Section 906 of the Sarbanes-Oxley Act of 2002